British Columbia Securities Commission
Quarterly and Year End Report
BC Form 51-901F
(previously Form 61)

        ISSUER DETAILS                                                                                                                                                                                                        DATE OF REPORT
    NAME OF ISSUER                                                                                                                                                      FOR QUARTER ENDED                                YY/MM/DD
     International Gemini Technology Inc.                                                                                                                               September 30, 2003                                 03/11/28
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    ISSUER’S ADDRESS

#208 – 828 Harbourside Drive

    CITY                                                                    PROVINCE                                                 POSTAL CODE                                      ISSUER FAX NO.                ISSUER TELEPHONE NO.
     North Vancouver                                       BC                                                                           V7P 3R9                                        604-904-9431                  604-904-8481
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    CONTACT NAME                                                                                                CONTACT POSITION                                                                                    CONTACT TELEPHONE  NO.
     Martin Schultz                                                                                              Director                                                                                            604-904-8481
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    CONTACT EMAIL ADDRESS                                                                                                              WEBSITE ADDRESS
        N/A                                                                                                                                      N/A
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        CERTIFICATE
   The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.     A copy of this Report will be provided to any shareholder who requests it.
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                                                                                                                                                                                                                    DATE SIGNED
                     DIRECTOR’S SIGNATURE                 PRINT FULL NAME                                                                                                                                       YY/MM/DD
     •       “Signed”                                      Douglas E. Ford                                                                                                                                           03/11/28
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                                                                                                                                                                                                                    DATE SIGNED
          DIRECTOR’S SIGNATURE                            PRINT FULL NAME                                                                                                                                       YY/MM/DD
     •       “Signed”                                      Martin Schultz                                                                                                                                            03/11/28
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